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                         ONEX CORPORATION NEWS RELEASE

                               [ONEX LETTERHEAD]

                    ONEX ACQUIRES AMERICAN BUILDINGS COMPANY


TORONTO, CANADA - Onex Corporation announced today the completion of the tender offer by a subsidiary for all of the outstanding shares of common stock of American Buildings Company (NASD:ABCO). Onex has accepted for payment, at US$36 per share, all of the approximately 4,728,000 shares of American Buildings' common stock validly tendered prior to the expiration time for the offer on May 10, 1999. These shares, together with the 255,000 shares owned by a subsidiary of Onex, constitute approximately 98% of American Buildings' outstanding common stock.

As soon as practicable, an Onex subsidiary will merge with American Buildings and stockholders who did not validly tender their shares in the tender offer will be entitled to receive US$36 net per share in cash. Materials will be distributed to such holders to surrender their share certificates for cancellation and payment of the share price.

American Buildings Company, headquartered in Eufaula, Alabama, is a diversified manufacturer and marketer of metal building products throughout North America. Principal products include metal buildings, roofing and upward-acting door systems. The company reported 1998 sales from continuing operations of $660 million.

"We are very pleased to have been successful in the purchase of American Buildings Company," said Mark L. Hilson, Vice President of Onex Corporation. "The company is a leader in its industry, has a first class management team and we plan to grow the business significantly."

"Onex is the right owner for the business," said Bob Ammerman, CEO of American Buildings Company. "We share Onex' enthusiasm for the business and for the potential in the industry."

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Onex will be the majority and controlling shareholder of the company and will initially invest approximately $145 million in equity. The balance of the $405 million total transaction price will be provided by third party lenders. It is planned that management of the company will become equity investors.

Onex Corporation is a diversified company with annual consolidated revenues of $8.8 billion, consolidated assets of $9.3 billion and 53,000 employees. Onex was ranked the 9th-largest company in Canada in The Financial Post 500. It operates through autonomous subsidiaries that are leaders in their industries. They include Sky Chefs, Celestica Inc., ClientLogic, Lantic Sugar Limited, Dura Automotive Systems, Inc., JL French Automotive Castings, American Buildings Company, Phoenix Pictures Inc. and Vencap, Inc. Onex shares trade on the Toronto and Montreal exchanges under the stock symbol OCX.

For further information: Mark L. Hilson or Nigel S. Wright - (416) 362-7711